Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF FORMATION OF "IDEATION, LLC", FILED
IN THIS OFFICE ON THE NINETEENTH DAY OF SEPTEMBER, A.D. 2019,
AT 4:02 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7616076 8100
SR# 20197127035

Authentication: 203632912
Date: 09-19-19

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 04:02 PM 09/19/2019
FILED 04:02 PM 09/19/2019
SR 20197127035 - File Number 7616076

CERTIFICATE OF FORMATION

OF

IDEATION, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is Ideation, LLC.

SECOND: The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Executed on September 19, 2019

Thomas A. Jensen

9991000.2321/154842767.1